Pruco Life Insurance Company of New Jersey

RIDER TO PROVIDE ACCELERATION OF DEATH BENEFIT

Notice to buyer: The rider may not cover all of the costs associated with the terminal or chronic illness of the Insured. The buyer is advised to review carefully the rider benefits.

Exercise of an accelerated benefit option under this rider will cause a reduction in, or elimination of, the contract's death benefit, cash value, and loan value. Premiums or charges needed to keep the policy in force will also be reduced based on the reduced death benefit.

Benefits under this rider are intended to receive favorable tax treatment under the Internal Revenue Code Section 101 (g)(1). Accelerated benefit payments due to chronic illness are subject to limits imposed by the federal government and any amounts received in excess of these limits are includible in gross income and may be taxable. When determining whether the benefit payments will receive favorable tax treatment, the payment of benefits from all insurance policies must be considered. Benefit payments under the Chronic Illness Option may be reduced or not available if expected to exceed the maximum amount eligible under Internal Revenue Code Section 101 (g)(1) and all other applicable sections of federal law for favorable tax treatment. The rider is not intended to be a qualified long-term care insurance contract under section 7702B of the Internal Revenue Code nor is it intended to eliminate the need for insurance of these types. Any benefit received under this rider may impact the recipient's eligibility for Medicaid or other governmental benefits. We do not provide tax advice. Before electing an accelerated benefit, you should seek the help of a professional tax advisor for assistance with any questions you may have.

RIGHT TO CANCEL

You may cancel this rider for any reason within 30 days after you receive it. All you have to do is take it or mail it to one of our offices or to the representative who sold it to you. The rider will be canceled from the start. We will promptly refund an amount equal to any rider charges deducted under the policy as of the date the returned rider is received by us or to the representative from whom it was purchased.

RIDER BENEFIT

This rider provides for an acceleration of the death benefit if the Insured is chronically ill or terminally ill. Subject to the provisions of this rider and the rest of the policy, we will make the payments described below if the Insured meets all of the conditions for eligibility. The payment of the accelerated death benefit is not conditioned on the receipt of long-term care or medical services, and there are no restrictions or limitations on the use of the accelerated death benefit proceeds.

GUIDE TO CONTENTS

Page

Definitions…      2
Entire Contract and Contract Changes      4
Incontestability      4
Terminal Illness Option      4
Chronic Illness Option      5

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Notice and Proof of Claim      8
Charge for Rider Benefits      9
Lapse Protection      9

Reinstatement      10
Written Consent      10
Statement of Effect of Payment of Accelerated Benefits      10
Report of Accelerated Benefits Paid.      10
Termination      10

DEFINITIONS

Where this rider uses terms found in the policy, unless otherwise defined in this rider the terms will have the same meaning as in the policy. The following additional definitions apply to the rider:

Accelerated Benefit - the advance payment of some or all of the death proceeds payable under a life insurance policy when the Insured meets certain eligibility criteria.

Activities of Daily Living include the following activities:

1.	Bathing - which means washing oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

2.
Continence - which means the ability to maintain control of bowel or bladder function or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

3.	Dressing - which means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

4.	Eating - which means feeding oneself by getting food into the body from a receptacle, such as a plate, cup, or table or by feeding tube or intravenously.

5.	Toileting - which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

6.	Transferring - which means the ability to move into or out of a bed, chair or wheelchair.

Benefit Payment - the periodic or lump sum payment of the accelerated benefit as described in this rider.

Benefit Year - a period of twelve months that begins on the monthly date on or following the date you have satisfied all conditions for eligibility. Subsequent benefit years will begin no earlier than the end of the current benefit year.

Benefit Size Discount Factor - a discount factor applied to the monthly charge on policies with high death benefits. The initial benefit size discount factor can be found in the contract data pages of the policy.

Chronically Ill - means the Insured has been certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another individual) at least two activities of daily living for the remainder of the Insured's life due to a loss of functional capacity, or requiring substantial supervision for protection from threats to health and safety due to severe cognitive impairment that is expected to last for the remainder of the Insured's life.

Eligible Facility - any facility that provides continuous care to the Insured for his or her chronic illness.

Initial Daily Benefit Limit - the per diem limitation in effect on the contract date.

Insured - the person named as the Insured on the first page of the policy. He or she need not be the owner.

Licensed Health Care Practitioner - a physician (as defined in section 1861(r)(1) of the Social Security Act), or any registered nurse, licensed social worker, or other individual whom the United States Secretary of the Treasury may prescribe by regulation. The licensed health care practitioner must be acting within the scope of his/her license when

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providing a certification that the Insured is chronically ill. May not be the Insured, the policyowner, the Insured's or policyowner's (if different than Insured) spouse or domestic partner and their children, stepchildren, brothers, sisters, and their respective spouses or domestic partners and children; parents or grandparents of either the Insured or policyowner or the Insured's or policyowner's spouse or domestic partner and their children, stepchildren, brothers, sisters, and their respective spouses or domestic partners and children.

Licensed Physician - a physician (as defined in section 1861(r)(1) of the Social Security Act). The licensed physician must be acting within the scope of his/her license when providing a certification that the Insured is terminally ill. May not be the Insured, the policyowner, the Insured's or policyowner's (if different than Insured) spouse or domestic partner and their children, stepchildren, brothers, sisters, and their respective spouses or domestic partners and children; parents or grandparents of either the Insured or policyowner or the Insured's or policyowner's spouse or domestic partner and their children, stepchildren, brothers, sisters, and their respective spouses or domestic partners and children.

Lifetime Benefit Amount - the maximum amount that can be accelerated during the lifetime of the Insured under the Chronic Illness Option of this rider. For purposes of benefit payments, it is fixed at time of initial claim.

Monthly Benefit Percent - A factor used in the calculation of the Maximum Monthly Benefit Payment. It is set at issue and will not change. The Monthly Benefit Percent can be found in the contract data pages.

Maximum Monthly Benefit Payment - the maximum amount that may be paid to you on a monthly basis once a claim has been approved. This payment amount will be recalculated at the beginning of every benefit year.

Monthly Date - the contract date and the same day as the contract date in each later month.

Per Diem Limitation - a maximum allowable amount declared annually by the Internal Revenue Service for chronic illness payments under section 7702B of the Internal Revenue Code.

Recertification - means a signed statement completed by a licensed health care practitioner, at your or the Insured's expense, certifying that the Insured continues to be chronically ill and requires continuous care for the remainder of the Insured’s life in an eligible facility or at home. Recertification must be received prior to the start of each benefit year following the initial benefit year in order for you to continue receiving benefit payments under the Chronic Illness Option. The written recertification must also include due proof of the Insured's continued chronic illness.

Reduction Factor - equals 1 minus the quotient of the gross chronic illness benefit payment amount divided by the death benefit prior to payment.

Severe Cognitive Impairment - means a loss or deterioration in intellectual capacity that is (a) comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia, and (b) measured by clinical evidence and standardized tests that reliably measure impairment in the individual's (i) short-term or long-term memory, (ii) orientation as to people, places, or time, and (iii) deductive or abstract reasoning.

Substantial Assistance - means hands-on assistance and standby assistance. Hands-on assistance means the physical assistance of another person without which the individual would be unable to perform the activity of daily living. Standby assistance means the presence of another person within arm's reach of the individual that is necessary to prevent, by physical intervention, injury to the individual while the individual is performing the activity of daily living.

Substantial Supervision - means continual supervision by another person that is necessary to protect the severely cognitively impaired individual from threats to health or safety.

Terminally Ill - means a medical condition that is reasonably expected to result in death within six months or less.

Written Certification - for terminal illness, means a signed statement completed by a licensed physician, at your or the Insured's expense, certifying that the Insured is terminally ill as defined in this rider. For chronic illness, written certification means a signed statement completed by a licensed health care practitioner, at your or the Insured's expense, certifying that the Insured is chronically ill and requires continuous care for the remainder of the Insured’s life in an eligible facility or at home. The written certification must also include due proof of the Insured's terminal illness or chronic illness.

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ENTIRE CONTRACT AND CONTRACT CHANGES

The policy to which this rider is attached and any attached copy of this rider and other riders, endorsements and applications, including an application requesting a change, form the entire contract. No agent has the authority to change the policy or to waive any of its provisions.

INCONTESTABILITY

The Incontestability provision in the policy to which this rider is attached applies to this rider.

If this rider has been inforce for at least six months but less than two years, we may rescind the rider or deny an otherwise valid claim for accelerated benefits upon a showing of misrepresentation that is both material to the acceptance for coverage and which pertains to the condition for which benefits are sought.

TERMINAL ILLNESS OPTION

Conditions for Eligibility

1. The policy must be in force and the Insured must be living;
2. We must receive due proof of the Insured's terminal illness that includes written certification from a licensed physician that the Insured is terminally ill;
3. We must receive authorization from the Insured to obtain copies of any relevant medical records that we require.

Your right to accelerate benefits under this Option will continue if you surrender your policy for a fixed reduced paid-up insurance benefit (see Surrender).

Benefit Payment

You may choose to receive a single lump sum benefit payment as an acceleration of the entire death benefit, or you may choose a one-time payment of a partial amount. There is a minimum of $50,000 of the amount of death benefit you may exercise under the terminal illness option when choosing the one-time partial amount. If you choose to accelerate all or part of the death benefit and the Insured meets the eligibility conditions, we will make a benefit payment equaling:

1. The present value of the accelerated benefit assuming the Insured’s remaining life expectancy and a discount factor, less
2. Any due and unpaid premiums, including the premium for the month in which an accelerated benefit is approved, less
3. A processing charge that will not exceed $150.

The discount factor we will use for determining the present value of the accelerated benefit will not exceed the greater of:
a. the yield on 90-day Federal Treasury bills at the time the benefit is accelerated, and
b. the current maximum adjustable policy loan interest rate based on the greater of:
(i) Moody's Corporation Bond Yield Averages - Monthly Average Corporates - published by Moody's Investors Service, Inc., or any successor thereto, for the calendar month ending two months before the date of application for an accelerated payment; and
(ii) the policy guaranteed cash value interest rate plus one percent per annum (1%).

We will make a partial or full payment under the Terminal Illness Option when we receive written certification that the Insured is terminally ill and we have approved the claim (see Notice and Proof of Claim on page 8).

If there is an outstanding loan at the time the benefit payment is made, a portion of the payment will be used to reduce the loan in the same proportion as the reduction in the death benefit.

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Payment will be made to the policyowner or the policyowner's estate while the Insured is living unless otherwise designated. If the Insured dies after the claim has been made but before we make the payment, we will cancel the claim and pay the policy death benefit to the beneficiary(ies) designated in the policy. If the Insured dies after a partial payment has been made, we will deduct the amount already accelerated from the death benefit and pay the remaining amount to the beneficiary(ies).

Effect of Terminal Illness Benefit on Policy

If you accelerate all of the available death benefit, the policy and all other benefits under the policy based on the Insured's life will end.

If you accelerate only a part of the death benefit, the remaining death benefit must be no less than $25,000. The policy will stay in force and the death benefit will be reduced. Policy values and the amount of insurance will be reduced in the same proportion as the reduction in the death benefit. Premiums or charges needed to keep the policy in force will be reduced. The new premiums or charges will be the ones that would apply if the policy had been issued at the reduced amount and the Insured's issue age. A portion of the payment will be used to reduce any contract debt in the same proportion as the reduction in the death benefit.

Once you have exercised the Terminal Illness Option, whether you have accelerated all or only a part of the death benefit, you will no longer be eligible for the Chronic Illness Option. If you are receiving benefit payments under the Chronic Illness Option when you choose to exercise the Terminal Illness Option, any benefit payments you may be receiving under the Chronic Illness Option will end. If you have been receiving benefit payments under the Chronic Illness Option, the death benefit amount that we use to determine your payment under the Terminal Illness Option will be the reduced death benefit as described under Effect of Chronic Illness Benefit on Policy.

Effect of Terminal Illness Benefit on Other Riders

After a partial acceleration of the death benefit has been made, if the contract includes the Rider To Provide Lapse Protection, that rider will continue in force. The no-lapse contract fund will be reduced proportionately based on the reduction in the death benefit. Monthly charges will continue to be deducted from the no-lapse contract fund, but will be reduced based on the reduction of the death benefit amount (see Effect of Terminal Illness Benefit on Policy).

If the contract includes a rider for Level Term Insurance Benefit on Dependent Children that rider will stay in effect after a partial acceleration.

Any accidental death benefit rider on the contract will not be affected by the payment of a partial accelerated benefit. After a partial acceleration of the death benefit has been made, any other riders included will remain in force.
If you accelerate all of the death benefit, any rider for Level Term Insurance Benefit on Dependent Children in the contract will become paid up. Any accidental death benefit rider on the contract and any riders based on the Insured's life will end.

CHRONIC ILLNESS OPTION

Conditions for Eligibility

You are eligible to receive an accelerated death benefit under the Chronic Illness Option when the following conditions have been met:

1. The policy must be in force and the Insured must be living;
2. You must not have received a benefit payment under the Terminal Illness Option;
3. We must receive due proof of the Insured's chronic illness that includes written certification from a licensed health care practitioner that the Insured is chronically ill and requires continuous care for the remainder of the Insured’s life in an eligible facility or at home;
4. Benefit payments are expected to qualify for favorable tax treatment under the Internal Revenue Code Section 101(g);
5. We must receive authorization from the Insured to obtain copies of any relevant medical records that we require.

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We have the right to complete, at our discretion and expense, a personal interview with and assessment of the Insured and/or to have the Insured examined by a licensed health care practitioner of our choice, while a claim is pending or during a benefit period to confirm due proof of the Insured's chronic illness. If there is a difference in opinion between the Insured's licensed health care practitioner and ours, eligibility will be determined by a third medical opinion provided by a licensed health care practitioner who is mutually agreed upon by the Insured and the Company.

Your right to accelerate benefits under this Option will continue if you surrender your policy for a fixed reduced paid-up insurance benefit (see Surrender). Benefit payments will be determined based on the reduced paid-up policy's death benefit amount.

Benefit Payments

You may choose to receive a benefit payment each month, or you may choose to receive an annual payment for each benefit year. The total of the benefits payable for all contract years is up to the lifetime benefit amount (see Lifetime Benefit Amount).

When Payments Begin: Payment of the accelerated death benefit is due immediately upon receipt of due written proof of eligibility. We will begin benefit payments on the monthly date on or following the date we approve the claim. The first benefit payment will include benefits payable retroactive to the monthly date on or following the date all conditions for eligibility were satisfied. You must provide evidence that the Insured meets all the eligibility requirements prior to every benefit year (see Conditions for Eligibility, Notice and Proof of Claim, and Recertification).

If a monthly date falls on a non-business day, the benefit payment will be made on the next following business day. Subsequent benefit payments will be payable as follows provided all conditions for eligibility are met:
1. Each monthly benefit payment in a benefit year will be payable on each monthly date following the date of the first benefit payment; and
2. Annual benefit payments will be paid on the monthly date at the beginning of each subsequent benefit year following the date of the first benefit payment.

If the policy is in default but not past the grace period at the time of claim, the benefit payment will be reduced by the amount needed to bring the policy out of default (see Default). If the amount needed to bring the policy out of default is more than the amount of the benefit payment net of the amount allocated to reduce any policy loan, the benefit payment will be increased to an amount (up to the maximum monthly benefit payment amount) that will be applied to the amount needed to bring the policy out of default. If the increased benefit payment is not sufficient to bring the policy out of default, you may pay the amount due at any time within the 61- day grace period specified in the policy.
If there is an outstanding loan on the policy, a portion of each benefit payment will be used to reduce the loan on a pro-rata basis. Payments will be made to the policyowner or the policyowner's estate while the Insured is living unless otherwise designated. If the
Insured dies after the claim has been made, but before we begin making payments, we will cancel the claim and pay the policy death benefit to the beneficiary(ies) designated in the policy. If the Insured dies while payments are being made, we will deduct the amounts already accelerated from the death benefit and pay the remaining amount to the beneficiary(ies).

When Payments End: Benefit payments will be made until the earliest of:

1. The date you request in writing that we discontinue the benefit payments;
2. The date the Insured no longer meets the eligibility requirements;
3. The end of the benefit year unless a recertification is received for the following year;
4. The date the lifetime benefit amount is exhausted;
5. The date a claim is approved under the Terminal Illness Option; or
6. Any of the events under Termination occur.

When the rider is terminated, or you request that we stop benefit payments after a claim has been made, the policy may still be in force. The death benefit and policy values will have been reduced as a result of any payments made prior to the date we stop payments or the rider terminates (see Effect of Chronic Illness Benefit on Policy).

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If you request that we discontinue benefit payments under the Chronic Illness Option, and at a later date want to resume the payments, you may do so, provided you give us evidence the Insured meets all of the conditions for eligibility and the lifetime benefit amount has not been exhausted.

Lifetime Benefit Amount: The lifetime benefit amount is the maximum amount of life insurance that you can accelerate under the Chronic Illness Option of this rider. It is determined at time of claim and will not change after benefit payments begin. It is equal to the policy's death benefit. Any transactions you make that affect the death benefit of the policy prior to your initial claim will affect the lifetime benefit amount. The initial lifetime benefit amount can be found in the contract data pages.

When you receive monthly benefit payments the remaining amount that can be accelerated will be reduced each month by the amount of the monthly benefit payment. An annual benefit payment will reduce the remaining amount by twelve times the maximum monthly benefit payment amount for that benefit year. The reductions in the remaining amount that reflects deduction of payments will be made prior to any pro-rata adjustment for loan repayment (see Effect of Chronic Illness Benefit on Policy).

Monthly Benefit Payment: At the beginning of each benefit year, we will calculate the maximum monthly benefit payment for that year as described below. At the beginning of each subsequent benefit year, we will recalculate the maximum monthly payment amount.

Subject to a minimum payment of $500, if you choose to receive payments monthly, you may notify us prior to the beginning of each benefit year that you choose to receive less than the maximum monthly benefit payment amount. The monthly benefit payment amount may not be changed during the benefit year.

We determine the maximum monthly benefit payment amount each benefit year. The maximum monthly benefit payment is equal to the lowest of:

1. The lifetime benefit amount multiplied by the monthly benefit percent;
2. The per diem limitation in effect at the start date of the current benefit year times 30; and
3. The initial daily benefit limit compounded annually on each anniversary at the daily benefit limit compound rate times 30.

The monthly benefit percent, initial daily benefit limit, and the daily benefit limit compound rate can be found in the contract data pages in the policy.

If the monthly benefit payments will, over time, cause the total payments to exceed the lifetime benefit amount, we will reduce the amount of the final payment so that the total payments under the rider equal the lifetime benefit amount.

Annual Payment: You may choose to receive the benefit payments on an annual basis. The annual benefit payment will equal the sum of the present value of each maximum monthly benefit payment for the benefit year. The payment amount will be discounted prior to any pro-rata adjustment for loan repayment (see Effect of Chronic Illness Benefit on Policy). The interest rate used to determine present value will be the one in effect on the benefit year start date and will not exceed the greater of:

1. The current yield on 90-day Federal Treasury bills.
2. The current maximum statutory adjustable policy loan interest rate based on the greater of:
(i) Moody’s Corporate Bond Yield Average Corporates - published by Moody’s Investors Service, Inc., or any successor thereto, for the calendar month ending two months before the date of application for an accelerated payment, and
(ii) the policy guaranteed cash value interest rate plus one percent per annum (1%).

Effect of Chronic Illness Benefit on Policy

After we approve a claim and before benefit payments are made, the type of death benefit for the policy must be a Type A death benefit (see Death Benefit Provisions in your contract). The type of death benefit is shown in a contract data page. If your policy has a Type B or Type C death benefit, before benefit payments are made, the policy will be changed to a Type A death benefit. Once you have exercised the Chronic Illness Option, the policy's death benefit type must remain Type A.

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If your policy is a variable life insurance policy, the following will also apply:

1. At the time you make your claim, you must authorize transfer of all amounts from the variable investment options to the fixed interest rate investment option. Any premium payments or loan repayments you make must also be allocated 100% to the fixed interest rate investment option. Funds must remain in the fixed interest rate investment option while your claim is reviewed and while you are receiving benefits. Fund transfers will not be allowed.
2. When the rider is terminated, or if benefits are discontinued, if your policy is still in force, you must notify us if you wish to transfer funds from the fixed interest rate investment option to your choice of variable investment options (see Transfers). At this time, the initial transfer of funds from the fixed investment option to variable investment option(s) will not be counted as one of the 12 transfers allowed by your policy.

While benefit payments are being made, the policy will remain in force in accordance with its terms. Monthly charges for the policy and any attached rider shown in the contract data pages will be waived while benefit payments are being made, but if you have an outstanding loan, interest on the loan will continue to accrue (see Lapse Protection). You may continue to make premium payments but it is not necessary while you are receiving benefits (see Premium Payments).

The following policy values will be reduced proportionately by multiplying each by the reduction factor:

1. Basic insurance amount.
2. Contract fund.
3. Alternate contract fund (if applicable).
4. Surrender charges.
5. No-lapse contract fund (if applicable).
6. Outstanding loan.

You may choose to repay any contract debt before benefit payments begin. If there is an outstanding loan at the beginning of a benefit year or you take a loan during a benefit year, a portion of each benefit payment will be used to reduce the loan on a pro-rata basis. While you are receiving benefit payments, you may not take a withdrawal or decrease the policy's basic insurance amount.

If you choose to exercise the Terminal Illness Option, whether for a partial or a full acceleration, after you have begun receiving benefit payments under the Chronic Illness Option any benefit payments you may be receiving under the Chronic Illness Option will end. We will use the reduced basic insurance amount as described above to determine the accelerated payment amount under the Terminal Illness Option.

Effect of Chronic Illness Benefit on Other Riders

If the policy includes the Rider To Provide Lapse Protection, that rider will continue in force while benefit payments are being made. Monthly no-lapse charges will be waived while benefit payments are being made. Monthly no-lapse charges will also be waived after you have received benefit payments for 25 months or the annual equivalent (see Lapse Protection) even if benefit payments are no longer being made.

If the policy includes a rider for Level Term Insurance Benefit on Dependent Children, that rider will stay in effect.

While there is a death benefit remaining, any accidental death benefit rider on the policy will not be affected by the payment of the accelerated benefit. Any other riders included will remain in force.

After the full death benefit has been accelerated, any rider for Level Term Insurance Benefit on Dependent Children will become paid up, and any accidental death benefit and any riders based on the Insured's life will end.

NOTICE AND PROOF OF CLAIM

Notice of Claim

To submit a claim for a benefit payment under this rider, notice of claim may be given to us at any time.

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Claim Forms

Within 15 days of receiving notice of claim, we will provide you with any forms you will need to provide due proof of the Insured's terminal or chronic illness. If such forms are not provided within 15 days after your request, it is considered that you have complied with the claim requirements if you submit written proof covering the occurrence, the character and the extent of the occurrence for which the claim is made.

Recertification for Chronic Illness Option

Due written proof of the Insured's chronic illness and recertification by a licensed health care practitioner is required every year for benefit payments to continue under the Chronic Illness Option. Approximately ninety days prior to the end of each benefit year, we will send you a request for written recertification and proof of the Insured's chronic illness. You must send us the information we ask for prior to the start of the next benefit year to satisfy us that the Insured continues to meet the conditions for eligibility.

The new benefit year will begin on the later of the end date of the current benefit year, or the monthly date on or following the date on which we approve the recertification. If we do not receive the required recertification prior to the end of the current benefit year, any subsequent request for benefits under this rider will be treated as a new claim.

CHARGE FOR RIDER BENEFITS

On each monthly date, we will deduct a charge for this rider from the contract fund and, if the policy includes the Rider To Provide
Lapse Protection, from the no-lapse contract fund. The monthly charge is equal to the product of the factors A, B, and C, where:

A. Equals the cost of insurance rate per $1,000 for this rider;
B. Equals the benefit size discount factor; and
C. Equals the net amount at risk (see Contract Fund in your policy) divided by $1,000

The maximum cost of insurance for this rider and the benefit size discount factor can be found in the contract data pages.

If the policy includes the Rider To Provide Lapse Protection the monthly charge for this rider will be deducted from the no-lapse contract fund. The monthly charge is equal to the product of the factors A, B, and C, where:

A. Equals the no-lapse cost of insurance rate per $1,000 for this rider;
B. Equals the benefit size discount factor; and
C. Equals the no-lapse amount at risk divided by $1,000

The no-lapse cost of insurance rates can be found in the data pages for the Rider to Provide Lapse Protection.

When we make a benefit payment under the Terminal Illness Option, we will deduct a processing charge of up to $150, and the monthly charges for this rider will end.

LAPSE PROTECTION

The monthly charge for this rider will be permanently waived following approval of the initial Chronic Illness Option claim under this rider. In addition, while you are receiving benefit payments under the Chronic Illness Option, we will waive all monthly charges that would normally be deducted from the contract fund and no-lapse contract fund, if applicable, in order to prevent the policy from going into default. We will do so until you notify us to discontinue benefit payments, the Insured fails to recertify, or this rider terminates. Once you have received 25 monthly benefit payments or the annual equivalent, all monthly charges for this contract will be permanently waived as long as this rider is in effect even if benefit payments are no longer being made. However, if you request that we remove this rider or choose

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to discontinue benefit payments before you have received 25 monthly benefit payments or the annual equivalent, deductions and monthly charges from the contract fund and no-lapse contract fund, if applicable, will resume and you may need to make additional payments into the policy to protect it from lapse (see Default).
REINSTATEMENT

If this rider is in effect when the policy has lapsed, this rider may be reinstated when the policy is reinstated. The reinstatement will be subject to all the terms and conditions of reinstatement in the policy to which this rider is attached.

WRITTEN CONSENT

Before the options in this rider can be exercised, you must also provide the consent, in writing, of any assignee and irrevocable beneficiary(ies) on the policy authorizing the acceleration of the policy's death benefit.

STATEMENT OF EFFECT OF PAYMENT OF ACCELERATED BENEFIT

At time of claim, we will advise you in writing of the amount of benefit available to you under the option you have chosen and the effect on the policy at that time, including details about the effect the acceleration of death benefits will have on the policy values, such as cash value, death benefit, charges, and policy loans.

REPORT OF ACCELERATED BENEFITS PAID

We will provide a written report of the amount of accelerated benefits to be paid, and the effect of those payments on the remaining amount of benefits available to you for acceleration under the option, the policy death benefit, policy charges, cash value and contract fund value.

TERMINATION

This rider will end on the earliest of:

1.	The date the grace period ends if the policy is in default;

2.	The date you request in writing that we remove the rider;

3.	The date a payment of a full accelerated death benefit is made due to terminal illness;

4.	The date of the Insured's death; or

5.	The date the policy ends under the Right to Cancel, Death Benefit, Surrender, Conversion, Change in Plan, or Cancellation provisions.

Termination of this rider shall not prejudice the payment of benefits for any eligible terminal or chronic illness claims that occurred while this rider was in force. If you request that we remove this rider, all benefits and restrictions under this rider will cease.

Rider attached to and made part of this contract on the Contract Date.

Pruco Life Insurance Company of New Jersey,

By
Secretary

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